UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Glowpoint, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
379887201
(CUSIP Number)
December 31 , 2012
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[ x ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379887201
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Jason T. Adelman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 2,096,575
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 2,096,575
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,096,575
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 7.3%
(12)	Type of Reporting Person (See Instructions) IN

Item 1.
(a) Name of Issuer
Glowpoint, Inc.
(b) Address of Issuer's Principal Executive Offices
430 Mountain Avenue, Suite 301
Murray Hill, New Jersey, 07974

Item 2.
(a) Name of Person Filing
Jason T. Adelman. Shares are owned in joint tenancy, with right of survivorship, with Mr. Adelman's spouse, Cass G. Adelman.
(b) Address of Principal Business Office or, if none, Residence
Cipher Capital Partners LLC
c/o Rothschild
1251 Avenue of the Americas, Suite 936
New York, NY 10020
(c) Citizenship
United States
(d) Title of Class of Securities
Common Stock, par value $0.0001 per share
(e) CUSIP Number
379887201

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
Mr. Adelman beneficially owns 2,096,575 shares in joint tenancy, with a right of survivorship, with Mr. Adelman's spouse, Cass G. Adelman. Of the total number of shares beneficially owned, 73,575 shares are held in trust for Mr. Adelman's minor child. Mr. Adelman's spouse is the custodian of the trust. Due to the relationship between Mr. Adelman and the trust, Mr. Adelman may be deemed to be the beneficial owner of the shares held by the trust.
(b) Percent of class:
7.3%. Based upon 28,731,139 shares of the Issuer's common stock outstanding on January 17, 2013, as reported by Glowpoint, Inc. in the Prospectus filed with the Securities and Exchange Commission on February 1, 2013.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
0
(ii) Shared power to vote or to direct the vote
2,096,575
(iii) Sole power to dispose or to direct the disposition of
0
(iv) Shared power to dispose or to direct the disposition of
2,096,575

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 14, 2013

By:	/s/ Jason T. Adelman

Name: Jason T. Adelman